Exhibit 99.3

Mark Barrenechea—Message to Carbonite

Subject:   OpenText and Carbonite

Dear Future Colleagues,

I am incredibly excited that OpenText has entered into a definitive agreement to acquire Carbonite, and I look forward to welcoming you to the OpenText family in the near future.

Carbonite is an impressive company, and we look forward to working together, building upon your successes, and learning from you. During this process, I have been able to get to know your management team, and have come away impressed by your values and culture, as well as the quality of the team.

You have built market-leading data protection and endpoint security products which will strongly complement OpenText’s leadership in Enterprise Information Management, particularly our security offerings in data loss prevention, digital forensics, endpoint detection and response.

In addition, the impressive channels to SMB and prosumer markets that you have developed will provide new opportunities for OpenText and complement our strong enterprise customer base in the Global 10K. Together, we will be able to bring Enterprise Information Management to the enterprise, SMB and prosumer markets.

I look forward to coming to the Carbonite offices in Boston on November 19th to meet the team, host an All-Hands meeting with Steve Munford and answer any questions you may have.

This is a very big opportunity for both OpenText and Carbonite, and I look forward to welcoming you to OpenText soon.

mark++